AMENDMENT NO. 3 TO SCHEDULE 13D


                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A3
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                          UNITED PARK CITY MINES COMPANY
                                  (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                           (Title of Class of Securities)


                                    911315208
                                 (CUSIP Number)

                               STEPHEN L. FARLEY
                              FARLEY CAPITAL L.P.
                          655 THIRD AVENUE, SUITE 2520
                            NEW YORK, NEW YORK  10017
                                (212) 557-7776

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                November 14, 1997
            (Date of event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 9 Pages

13D/A3
CUSIP NO.  911315208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Labrador Partners L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                        WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                       - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       281,500
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                       - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       281,500
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               281,500
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                9.2%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                                PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 9 Pages
                                       <page


13D/A3
CUSIP No.  911315208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Farley Capital L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        00
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        54,271
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                        - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        54,271
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        54,271
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                         1.8%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                         PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 9 Pages
                                    <page


13D/A3
CUSIP NO.  911315208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Stephen L. Farley
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                      - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                      335,771
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       335,771
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       335,771
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        11.0%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON*
                                        IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 9 Pages
                                    <page


ITEM 1.  SECURITY AND ISSUER.

          This Amendment No. 3 amends the statement on Schedule 13D (the "Statement") which was filed on July 8, 1997, Amendment No. 1 to the Statement which was filed on August 22, 1997 and Amendment No. 2 to the Statement which was filed on October 20, 1997. Amendment No. 3 is being filed with the Securities and Exchange Commission (the "Commission") by the undersigned with respect to the common stock, par value $.01 per share ("Common Stock"), of United Park City Mines Company, a Delaware corporation (the "Issuer"), with its principal executive offices located at P.O. Box 1450 Park City, Utah 84060. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Statement.

     Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement.

                                 *     *     *

     Items 3,4 and 5 are hereby amended and restated as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate number of shares of Common Stock purchased by Labrador Partners L.P. ("Labrador Partners") and Farley Capital L.P. ("Farley Capital") and the net investment cost of such Common Stock is as follows:

                     Aggregate Number
                       of Shares of
                       Common Stock        Net Investment Cost

Labrador Partners          281,500            $ 5,857,266.71
Farley Capital              54,271            $ 1,258,046.72

          The Common Stock purchased by Labrador Partners was purchased with its working capital. The Common Stock purchased by Farley Capital was purchased with the investment capital of discretionary accounts under its management. No portion of the purchase price paid by Labrador Partners or Farley Capital was borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

           The purpose of the acquisition of the Common Stock by Labrador Partners and Farley Capital is for investment. Labrador Partners, Farley Capital and Stephen L. Farley ("Farley") (each a "Reporting Person" and, collectively the "Reporting Persons"), reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time. The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.




                                  Page 5 of 9 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) The following is the aggregate amount of Common Stock that is beneficially owned by each Reporting Person:

                             Aggregate Number
                               of Shares of               Percentage
Name                           Common Stock                of Class

Labrador Partners               281,500                      9.2%
Farley Capital                   54,271                      1.8%


           Farley does not directly own any of the Common Stock. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Farley may be deemed to be an indirect beneficial owner of 335,771 shares of Common Stock by virtue of his position as managing general partner of Labrador Partners (281,500 shares) and Farley Capital (54,271 shares).

           In the aggregate, the Reporting Persons beneficially own a total of 335,771 shares of Common Stock, constituting approximately 11.0% of the outstanding shares of Common Stock of the Issuer.

           The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person herein is based upon 3,045,711 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 1997, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Commission for the quarter ended September 30, 1997 (which is the most recent Form 10-Q on file).

           (b) Each of Labrador Partners and Farley Capital have the power to vote and dispose of the shares of Common Stock beneficially owned by them, which power may be exercised by Farley.

           (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock by Labrador Partners and Farley Capital from the 60th day prior to November 8, 1997 are set forth in Schedule A and Schedule B hereof. All such transactions were open market transactions effected through the New York Stock Exchange.

           (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

           (e)   Not applicable.

                                 *     *     *








                                 Page 6 of 9 Pages

                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:  November 18, 1997


                                   By:  /s/ Stephen L. Farley
                                        --------------------------------------
                                        Stephen L. Farley, individually and as
                                        managing general partner of each of
                                        Labrador Partners L.P. and Farley
                                        Capital L.P.







































                                 Page 7 of 9 Pages

                                   Schedule A
                                   ----------

                               Labrador Partners L.P.
                               ----------------------

                           Transactions in the Common
                               Stock of the Issuer
                           ---------------------------



          Date of           No. of Shares
        Transaction           Purchased             Price Per Share
        -----------        ----------------         ---------------

         9/19/97              1,200                     $27.1875
         9/22/97              3,500                      27.0000
         9/22/97             23,575                      16.0000
         9/24/97                525                      26.2500
        10/10/97              1,000                      25.8750
        10/10/97              1,000                      26.0000
        10/10/97             17,500                      26.6460
        10/31/97              3,000                      27.3750
        11/03/97              2,100                      27.6250
        11/04/97              1,300                      27.7500
        11/05/97              1,700                      27.8500
        11/06/97              3,751                      16.0000
        11/06/97                100                      28.0000
        11/07/97              4,449                      27.8830
        11/12/97                700                      28.2500
        11/13/97                700                      28.1250
        11/14/97              1,600                      28.1720
        11/17/97              1,500                      28.2080























                                 Page 8 of 9 Pages
                                     <page


                                   Schedule B
                                   ----------

                               Farley Capital L.P.
                               -------------------

                           Transactions in the Common
                               Stock of the Issuer
                           ---------------------------


          Date of           No. of Shares              Price Per Share
        Transaction           Purchased             (Excluding Commission)
        -----------        ----------------        -----------------------


         9/22/97              3,561                     $16.0000
         9/24/97              1,038                      26.0000
        10/10/97                600                      25.8750
        10/13/97              1,000                      26.5000
        10/13/97              1,500                      27.2500
        10/13/97                500                      27.0000
        10/13/97                550                      26.7500
        10/13/97                500                      26.2500
        10/21/97                788                      27.0000
        10/21/97                513                      27.1250
        10/27/97                700                      26.5000
        10/29/97              1,000                      26.5000
        10/30/97                800                      26.7500
        10/31/97              1,400                      27.5000
        10/31/97              1,000                      27.0000
        11/03/97                513                      27.6250
        11/05/97                700                      27.7500
        11/05/97                561                      16.0000
        11/05/97              1,000                      27.7500
        11/10/97                513                      28.0000
        11/10/97                671                      28.0000
        11/11/97                933                      28.2500
        11/11/97                371                      28.2500
        11/11/97                559                      28.2500










                                 Page 9 of 9 Pages